# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARNIVAL PLC, CIK 0001125259
CUSIP: 143658300
Title of class of securities: Trust Shares (beneficial interest in Special Voting Share)
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, Florida (FL), 33178
Date of event which requires filing of this statement: 05/07/2026
Amends the filing with accession number 0000950142-25-003083
Filed by CIK 0001142244
Persons authorized to receive notices and communications: Enrique Miguez, Esq., Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida (FL), 33178-2428, 305-599-2600

## Reporting persons
- MA 1994 B SHARES LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.
- MA 1994 B SHARES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.
- ARISON MICKY MEIR (CIK 0001142244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.
- RICHARD L. KOHAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.
- KLR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.
- NICKEL 2015-94B TRUST: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment 29 to Schedule 13D relates to both the trust shares (CUSIP 143658 30 0) of beneficial interests in the P&O Princess Voting Trust (the "Trust"), and the Special Voting Share (CUSIP G7214F 12 2) held by the Trust.

## Item 1. Security and Issuer
Title of class of securities: Trust Shares (beneficial interest in Special Voting Share)
Name of issuer: CARNIVAL PLC
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, Florida (FL), 33178
Comment:
The Schedule 13D relating to Carnival plc is being filed by MA 1994 B Shares, L.P. ("B Shares, L.P."), MA 1994 B Shares, Inc. ("B Shares, Inc."), Micky Arison, Richard L. Kohan, KLR, LLC, and Nickel 2015-94 B Trust (collectively, the Reporting Persons). This Amendment No. 29 is being filed to reflect the completion by Carnival Corporation and Carnival plc of their previously announced DLC Unification and Redomiciliation Transactions (the "DLC Unification and Redomiciliation") on May 7, 2026, pursuant to which Carnival plc became a wholly-owned subsidiary of Carnival Corporation Ltd. In connection with the consummation of the DLC Unification and Redomiciliation, the Trust Shares beneficially owned by the Reporting Persons were surrendered to Carnival plc for no consideration, and then canceled. This is an exit filing by the Reporting Persons with respect to the Trust Shares of beneficial interests in the P&O Princess Voting Trust and the Special Voting Share held by the Trust. The Reporting Person(s) did not dispose of any Carnival Corporation securities in connection with the DLC Unification and Redomiciliation.

The Schedule 13D is hereby amended as follows: Item 1. Security and Issuer No material change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 7, 2026, Carnival Corporation and Carnival plc completed the previously announced DLC Unification and Redomiciliation, pursuant to which Carnival plc became a wholly-owned subsidiary of Carnival Corporation Ltd. In connection with the consummation of the DLC Unification and Redomiciliation, the Trust Shares beneficially owned by the Reporting Person were surrendered to Carnival plc for no consideration, and then canceled. The Reporting Person(s) did not dispose of any Carnival Corporation securities in connection with the DLC Unification and Redomiciliation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 7, 2026, the Reporting Persons no longer beneficially own any Trust Shares of beneficial interests in the P&O Princess Voting Trust or corresponding interests in the Special Voting Share previously held by the Trust. The Reporting Person(s) did not dispose of any Carnival Corporation securities in connection with the DLC Unification and Redomiciliation.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 3.
Other persons with the right to receive dividends or sale proceeds: See Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 5(a).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following exhibits have been filed with this Schedule 13D/A. Exhibit 56 Joint Filing Agreement, dated as of May 7, 2026, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Richard L. Kohan, Nickel 2015-94 B Trust, and KLR, LLC.

## Signatures
- MA 1994 B SHARES LP: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (05/07/2026)
- MA 1994 B SHARES, INC.: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (05/07/2026)
- ARISON MICKY MEIR: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (05/07/2026)
- RICHARD L. KOHAN: /s/ Richard L. Kohan, Richard L. Kohan (05/07/2026)
- KLR, LLC: /s/ Richard L. Kohan, Richard L. Kohan, President (05/07/2026)
- NICKEL 2015-94B TRUST: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (05/07/2026)